SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at February 21, 2007

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
Chief Executive Officer and Director

Date: February 21, 2007

Print the name and title of the signing officer under his signature.

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1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684∙6365 Fax 604 684∙8092 Toll Free 1 800 667∙2114 www.greatbasingold.com

GREAT BASIN GOLD PURCHASES HECLA'S INTEREST IN
HOLLISTER DEVELOPMENT BLOCK PROJECT IN NEVADA
Company regains 100% of advanced high-grade gold-silver property

February 21, 2007 Vancouver, BC - Great Basin Gold Ltd. ("Great Basin Gold" or the "Company") (TSX: GBG; AMEX: GBN; JSE: GBGOLD) announces that it has purchased Hecla Mining Company's 50% earn-in rights in the Hollister Development Block (HDB) project on the Carlin Trend in Nevada for a total of US$60 million, comprising US$45 million in cash and the remaining US$15 million in Great Basin Gold common stock (approximately 7.8 million shares).

The transaction is structured as a purchase of Hecla's subsidiary Hecla Ventures Corp. which held the earn-in rights and which was managing the earn-in program. The transaction is subject to stock exchange and other customary closing conditions and will require the Company to secure sufficient financing. Completion is targeted for March 2007 with a deadline of April 30, 2007.

The HDB Project comprises approximately 5% of the Hollister property. Early exploration by Great Basin Gold to 2001 had outlined a high grade-gold silver mineral resource on the property.

As part of an earn-in requirement, Hecla operated an underground exploration and development program, designed to provide the necessary data for completion of a feasibility study for the project. Over the past five years, Hecla spent approximately $30 million on design work, permitting, establishing extensive surface infrastructure and underground services, purchasing equipment and completing underground programs.

The underground programs included excavating a 6800 foot access decline and drifting along the veins for approximately 1000 feet and completing approximately 55,000 feet of underground drilling. Over the course of the past twelve months since drilling began, Great Basin Gold has announced excellent results from the program. Currently there is a backlog, but additional results will be released as they become available in due course.

At the Burnstone Gold Project in South Africa, the Company is advancing the first of a two-stage development program, designed to take the Burnstone Project to production in two years. The current program, involving the construction of a decline and taking a bulk sample, will be completed in approximately 12 months' time.

The Hollister and Burnstone projects provide the Company with excellent potential for near term gold production.

President and CEO Ferdi Dippenaar said: "We are pleased to have regained 100% of the Hollister Property. These must be some of the cheapest near-production ounces that Great Basin Gold could have acquired. The Company has made good progress toward the completion of the feasibility study for the HDB project. With all the established surface facilities and underground development in place, we are well positioned to advance rapidly toward the optimal development of the mine. Using the information gained from the drilling program, a decision on the rate of production and capital expenditure required to develop the mine, can be made.

Further, the previously Great Basin Gold managed exploration program can now be fast tracked, as the current infrastructure of the HDB becomes immediately available. Some of the target areas are in close proximity to the current infrastructure, so an added benefit would be that the same infrastructure can, in future, be used to exploit those potential resources."

For additional details on Great Basin and its gold properties, please visit the Company's website at www.greatbasingold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

                                                                                    Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, effect of and changes to government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.